UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): August 30, 2004



NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	1-9618	36-3359573
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(I.R.S. Employer Identification No.)

4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	60555
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (630) 753-5000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[_] Written communications pursuant to Rule 425 under the Securities Act

[_] Soliciting material pursuant to Rule 14a-12 under the Exchange Act

[_] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

[_] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

ITEM 1.01. Entry into a Material Definitive Agreement

On August 30, 2004, the Board of Directors of the Registrant approved certain amendments to its Executive Stock Ownership Program (the "ESOP"). These amendments provide (i) that a participant must satisfy one-fifth of their ownership requirement by the 6th month after the date they become subject to ESOP (as oppose to the original requirement of 60 days) and (ii) that a participant is no longer subject to termination of employment for failing to own the required amount of stock under the ESOP, but in lieu thereof may now have future annual incentive payments reduced or converted into deferred shares.   A copy of the full text of the ESOP as amended is attached as Exhibit 99.1.

ITEM 9.01. Financial Statements and Exhibits

     Exhibits

Exhibit No.	Description	Page
99.1	Navistar International Corporation Executive Stock Ownership Program, as amended.	E-1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
                Registrant

Date: August 31, 2004   /s/ Mark T. Schwetschenau
                                             Mark T. Schwetschenau
                                             Senior Vice President and Controller
                                             (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit 99.1

NAVISTAR INTERNATIONAL CORPORATION
EXECUTIVE STOCK OWNERSHIP PROGRAM

(Amended and restated as of September 1, 2004)

INTRODUCTION

On June 16, 1997, the Board of Directors (the "Board") of Navistar International Corporation (the "Company") approved the terms of the Executive Stock Ownership Program, which has subsequently been amended and restated (as amended and restated to date, the "Program"), in which all officers and senior managers in Pay Levels 9 and above (the "Participants") will participate. The Program requires you to make a substantial investment in the common stock of the Company. This document describes the terms of the Program.

Senior management and the Board believe that, in order for the Company to become the best truck and engine company in North America, senior management of the Company must have a significant ownership stake in the Company. The Program **requires** you and every other member of senior management to acquire such an ownership stake, and to do so promptly. The goal of the Program is to secure your individual commitment to the management team that intends to implement the vision for the Company and our shareowners, by requiring you to make an "at risk" investment of personal funds as well as career success in the Company. In this way, the Program will reinforce the behavior of every member of senior management to act like an owner.

In connection with the adoption of the Program, the Board approved certain changes to the executive severance agreements that the Company enters into with its Officers and Senior Managers. The new terms of the severance agreement enhance your protection in the event of termination of employment or a change in control of the Company. In this way, the Company is making a greater commitment to you at the same time as you are making a greater commitment to the Company.

THE STOCK OWNERSHIP REQUIREMENT

<u>Mandatory Ownership Requirement</u>. The Program imposes a mandatory requirement that you own a specified amount of the Company's common stock, $0.10 par value per share ("Stock"). **Failure to continuously own the required amounts of Stock at the times required under the Program will constitute grounds for the conversion of future annual incentive payments into Deferred Shares (as discussed below).**

<u>Required Levels of Stock Ownership.</u> Under the Program, you will be required to own a number of shares calculated by reference to your salary, a multiplier assigned to your pay level, and the average of the high and low prices of Stock (rounded down to the nearest dollar) on the date you first became subject to the Program (i.e., are promoted to Pay Level 9 or above or newly hired at Pay Level 9 or above). The actual number of shares you will be required to own under the Program (the "Ownership Requirement") will be specified in <u>Exhibit A</u> (a form of which is attached hereto), which will be sent to you under separate cover.

Your Ownership Requirement will not vary with changes in the market price of Stock during the life of the Program, subject to the Board's right of review. Nor will your Ownership Requirement change if your salary is increased or decreased but you remain in the same Pay Level.

Unless otherwise determined by the Board, in the event you are promoted to a higher Pay Level after you become subject to the Program, you will become subject to the Ownership Requirement applicable to that Pay Level, based on your then-current base salary. The additional number of shares needed to meet your new Ownership Requirement will be calculated based on the average of the high and low prices of Stock (rounded down to the nearest dollar) on the date of your promotion (net of the dollar amount associated with your original Ownership Requirement using the average of the high and low prices of Stock (rounded down to the nearest dollar)

Exhibit 99.1 (continued)

on the date you first became subject to the Program). For example, assume a Participant in Pay Level 10 is required to own 13,235 shares based on a $150,000 salary, a multiplier of 1.5 times his salary and a $17.00 market price of the Stock on the date he or she first became subject to the Program. Further assume that the Participant is promoted to Pay Level 11 at a salary of $200,000 when the market price of the Stock on his date of promotion is $20. The additional number of shares needed to satisfy his or her new Ownership Requirement is 11,250, calculated as follows:

Level 10:	150,000	Salary	
	x 1.5	Pay Level Multiplier	
	225,000	Divided by 17.00 = 13,235*	Original Ownership Requirement
Level 11:	200,000	Salary	
	x 2.25	Pay Level Multiplier	
	450,000		
	-224,995	(17.00 x 13,235)	
	225,005	Divided by 20.00 = 11,250*	Additional Ownership Requirement

*Rounded down to the nearest number of whole shares.

The Board intends to review the Ownership Requirements every three years, but reserves the right to adjust the Ownership Requirements at any time in its sole discretion to reflect, among other things, market conditions and the Company's ongoing executive compensation programs.

Time to Meet Ownership Requirement. The Ownership Requirement will be phased in, so that you will be required to own shares representing:

(i)   one-fifth of your Ownership Requirement (the "Initial Ownership Requirement") by 6th months after the date you become subject to the Program (the "1st Tranche Deadline");

(ii)   three-fifths of your Ownership Requirement (the "Second Ownership Requirement") by 36 months after the date you become subject to the Program (the "2nd Tranche Deadline"); and

(iii)   the full amount of your Ownership Requirement (the "Final Ownership Requirement") by 60 months after the date you become subject to the Program (the "Ownership Deadline").

In the case of any promoted or newly hired member of management, any additional or new Ownership Requirement will be phased in so that one-fifth of such additional or new Ownership Requirement must be met by the 6 month after the promotion or hiring, three-fifths after 36 months, and in full after 60 months. Except as otherwise provided herein, deadlines applicable to any original Ownership Requirement will not be altered.

Restriction on Sales or Dispositions of Stock. Once your Ownership Requirement is met, you must continue to own sufficient Stock to meet the Ownership Requirement until the Ownership Requirement lapses (as discussed below) or the Program is terminated. The Program is indefinite in duration, although it may be terminated or modified at any time by the Board.

Under the Program, you may not sell or dispose of any shares of Stock that you own (as determined under the Program) at any time that you have not met the full Ownership Requirement, or to the extent the sale or disposition would cause your ownership to fall below your Ownership Requirement. This means that, for example, even if you own shares in excess of one-fifth of your Ownership Requirement between the 1st Tranche Deadline and the 2nd Tranche Deadline, you could not sell such excess shares. You can only sell shares if you have met your full Ownership Requirement.

Exhibit 99.1 (continued)

In the event that you should sell or dispose of shares in violation of the Program's requirements, such action may constitute grounds for the reduction of future equity awards and/or the conversion of future annual incentive payments into Deferred Shares (as discussed below). The Program does not impose a legal restriction on the transferability of the shares (other than Deferred Shares acquired under the Program and Premium Shares awarded under the 2004 PIP, as discussed below), but imposes the potential penalty of the reduction of future equity awards and/or the conversion of future annual incentive payments into Deferred Shares (as discussed below). Thus, it is up to you to ensure that shares subject to the Program are not sold. The Program does not prohibit a pledge of shares as security for a loan, but if the shares are disposed of as a result of such pledge (for example, due to a default by you on such loan), such disposition will constitute grounds for the reduction of future equity awards and/or the conversion of future annual incentive payments into Deferred Shares (as discussed below). Short positions and "put equivalent" derivative securities positions will be deemed dispositions for purposes of the Program.

If you are an officer of the Company subject to the reporting and short-swing profits liability provisions of Section 16 of the Securities Exchange Act of 1934, any purchases you make in the open market in order to meet your Ownership Requirement will be non-exempt transactions, which could potentially be matched with any sale within less than six months before the purchase or six months after the purchase to yield short-swing profits liability.

All purchases and sales of Stock in the market are subject to federal and state laws prohibiting transactions while in possession of certain material non-public information, and to Company Policies prohibiting trading on the basis of material non-public information. Under the Company's policies, you are required to pre-clear any transaction with the Company's General Counsel or Corporate Secretary. All shares purchased or sold must be reported to the Office of the Secretary on Exhibit B, a form of which is attached hereto.

Shares Deemed Owned Under the Program. Shares of Stock that count toward meeting your Ownership Requirement are shares in which you have an exclusive pecuniary interest, and shares in which you and members of your immediate family have an exclusive pecuniary interest if such members have consented to such shares being deemed owned by you for purposes of the Program. This would include shares of Stock owned directly by you, either in record name or in a brokerage account, shares owned by you as a participant in the Company's 401(k) Retirement Savings Plan, shares acquired under the Company's 2004 Performance Incentive Plan, as amended from time to time (the "2004 PIP"), the share purchase features of the Program, including units representing Deferred Shares, and Premium Shares awarded under the 2004 PIP (as discussed below), and shares or share units under any other plan or program of the Company or any subsidiary if and to the extent so designated by the administrator of the Program. In addition, shares of restricted Stock held under any Company plan under which the vesting conditions are not dependent upon the achievement of a performance goal will count toward meeting your Ownership Requirements; provided, however, that in the event you have irrevocably elected stock withholding in connection with an award of such restricted Stock, the number of such shares that count toward meeting your Ownership Requirements will be reduced to the net number of such shares remaining after applying the applicable rate of withholding (rounded down to the nearest whole share).

On the other hand, shares of restricted Stock held under any Company plan that may or may not vest depending on the achievement of a performance goal will not be deemed to be owned by you until such time as such shares have become vested, and shares which may be acquired upon exercise of an option (whether or not then exercisable) will not be deemed owned by you until such option is duly exercised. In this regard, the surrender or withholding of shares of Stock to pay the exercise price or tax withholding with respect to an option or vesting of restricted Stock will not be deemed a sale or disposition of such shares for purposes of the Program. Shares in which any other person (other than an immediate family member if such member has consented as aforesaid) has a pecuniary interest will not be deemed to be owned by you for purposes of the Program, and will not be subject to restrictions on sale or disposition.

Exhibit 99.1 (continued)

Lapse of Ownership Requirement; Change in Control. Your Ownership Requirement will lapse upon your termination of employment for any reason. In addition, all Ownership Requirements lapse upon a Change in Control.

For purposes of the Program, a "Change in Control" will be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934), other than employee or retiree benefit plans or trusts sponsored or established by the Company or International Truck and Engine Corporation ("International"), is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; (ii) the following individuals cease for any reason to constitute more than three-fourths of the number of directors then serving on the Board: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved by the vote of at least two-thirds (2/3) of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; (iii) any dissolution or liquidation of the Company or International or sale or disposition of all or substantially all (more than 50%) of the assets of the Company or of International occurs; or (iv) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation, contested election or substantial stock accumulation (a "Control Transaction"), the members of the Board immediately prior to the first public announcement relating to such Control Transaction shall immediately thereafter, or within two years, cease to constitute a majority of the Board. Notwithstanding the foregoing, the sale or disposition of any or all of the assets or stock of Navistar Financial Corporation shall not be deemed a Change in Control.

Ownership Reporting and Certification. Participants will be required to periodically file reports as to their ownership of shares of Stock under the Program, including purchases, sales or dispositions of Stock.

ACQUISITIONS OF SHARES UNDER THE PROGRAM

Overview. The Program includes a number of features to enable Participants to acquire shares, as well as features to encourage or require that Participants make a substantial and prompt commitment to meeting their Ownership Requirements.

Company Loans To Meet Ownership Requirements. In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, effective July 30, 2002, the Company no longer extends or arranges for credit to Participants to assist them in meeting their Ownership Requirements. Any loans extended to Participants to assist them in meeting their Ownership Requirements prior to July 30, 2002 will be grand-fathered and remain in effect in accordance with the terms and conditions as contained in their promissory note.

Acquisitions From the Company. The Program provides for the purchase of units representing shares ("Deferred Shares") from the Company. In addition, the Program provides for awards under the 2004 PIP of restricted stock units ("Premium Shares") as an incentive to Participants to promptly acquire shares to meet their Ownership Requirements. A Participant may acquire shares from the Company as follows:

Exhibit 99.1 (continued)

- Salary Reduction. Up to four-fifths of your Ownership Requirement may be satisfied by electing to have your salary reduced, on a pre-tax basis, over any period up to five years. You may elect to apply an amount between 10% and 50% of your future monthly salary to such purchases. Your election must be made within 30 days after becoming subject to the Program, or if you are already participating in the Program, your election to purchase Deferred Shares through salary reduction must be made at least 6 months in advance of the date your salary reduction is to begin. In the event of a promotion in Pay Level that results in an increase in your Ownership Requirement, you may increase an existing salary reduction election, or make a salary reduction election if there is not one currently in effect, within 20 days of your being notified of the promotional increase. If you make a salary reduction election, you will acquire Deferred Shares at the date your salary reduction would otherwise have been paid to you in an amount determined by dividing (i) the amount of the salary reduction to be applied to the purchase by (ii) the average of the high and low prices of a share of Stock as set forth in the New York Stock Exchange Composite Transactions listing published in the Wall Street Journal or equivalent financial publication (the "Fair Market Value") on the date your salary reduction would have been otherwise payable (or if that date is not a trading day, on the most recent previous trading date). Deferred Shares acquired through the application of your salary reduction will vest immediately, but vested Deferred Shares generally will not be settled by delivery of actual Stock until your termination of employment (as described below). You may terminate your election with respect to any future salary reduction that has not yet been applied to acquire Deferred Shares by giving six months advance notice to the Company. In order to make an election to have your salary reduced you will be required to complete Exhibit C (a form of which is attached hereto).

- Annual Incentive Payouts. You may purchase Deferred Shares by electing to have a portion of future annual incentive payments to which you may become entitled under any plan of the Company applied, on a pre-tax basis, to such purchases. You may elect to apply an amount between 50% and 100% of your future annual incentives to such purchases. Your election may be made on an annual basis and must be made prior to January 1st of each fiscal year. If you make this election, you will acquire Deferred Shares at the date an annual incentive payment would otherwise be made to you in an amount determined by dividing the amount of the annual incentive to be applied to the purchase by the Fair Market Value of Deferred Shares at the date the annual incentive would have been otherwise payable. Deferred Shares acquired through the application of annual incentive payouts will vest immediately, but vested Deferred Shares generally will not be settled by delivery of actual Stock until your termination of employment (as described below). In order to make an election to have your annual incentive payout applied to the purchase of Deferred Shares you will be required to complete Exhibit D (a form of which is attached hereto). In the event that your fail at any time to meet your Ownership Requirement within the timeframes provided for herein, then 100% of all future annual incentive payments to which you may become entitled under any plan of the Company will automatically be applied to purchases of Deferred Shares until your Ownership Requirement has been met.

- Premium Shares. Premium Shares will be awarded to the Participant under the 2004 PIP as a reward for certain acquisitions of shares, as follows:

Exhibit 99.1 (continued)

–   To the extent any shares comprising your Initial Ownership Requirement consist of restricted Stock awarded by the Company or are purchased on or before the 60th day after you become subject to the Program in the open market or from the Company (including by exercise of options or Deferred Shares acquired by salary reduction) using personal funds or funds obtained from a source other than the Company, you will be awarded Premium Shares under the 2004 PIP (as of the date you fulfill the tranche requirement) equal to 15% of such shares. To the extent any shares comprising your Second Ownership Requirement (less your Initial Ownership Requirement) consist of restricted Stock awarded by the Company or are purchased on or before the 18th month after the date you become subject to the Program in the open market or from the Company (including by exercise of options or Deferred Shares acquired by salary reduction but excluding Deferred Shares acquired by elective deferral of annual incentive payments and all Premium Shares), you will be awarded Premium Shares under the 2004 PIP (as of the date you fulfill the tranche requirement) equal to 25% of such shares. To the extent any shares comprising your Final Ownership Requirement (less your Second Ownership Requirement) consist of restricted Stock awarded by the Company or are purchased on or before the 36th month after the date you become subject to the Program, in the open market or from the Company (including by exercise of options or Deferred Shares acquired by salary reduction or elective deferral of annual incentive payments, but excluding all Premium Shares), you will be awarded Premium Shares under the 2004 PIP (as of the you fulfill the tranche requirement) equal to 25% of such shares.

–   Deferred Shares acquired by salary reduction will be counted as shares owned by the Participant for purposes of determining a Participant's eligibility to earn Premium Shares.

–   If you acquire Deferred Shares as a result of your election to apply 50% of any future annual incentive payment toward such purchase, you will be awarded Premium Shares under the 2004 PIP equal to 5% of the number of Deferred Shares so acquired; if you acquire Deferred Shares as a result of your election to apply 100% of any future annual incentive payment toward such purchase, you will be awarded Premium Shares under the 2004 PIP equal to 15% of the number of Deferred Shares so acquired; and if you acquire Deferred Shares as a result of your election to apply more than 50% but less than 100% of any future annual incentive payment toward such purchase, you will be awarded Premium Shares under the 2004 PIP in an amount determined by interpolating on a straight-line basis between 5% and 15% of the number of Deferred Shares so acquired; provided, however, that no Premium Shares will be awarded to you as a result of the automatic purchase of Deferred Shares with respect to your failure to meet your Ownership Requirement within the required timeframes as provided for above. Premium Shares awarded to you in connection with an annual incentive will be award as of the date the annual incentive would have been otherwise payable.

    <u>Terms of Deferred Shares and Premium Shares.</u> Premium Shares will be granted and issued to each Participant under and in accordance with the terms and conditions of the 2004 PIP. Deferred Shares and Premium Shares will be credited to a Participant's account in whole shares (rounded down to the nearest whole number). For each such Deferred or Premium Share credited to a Participant's account on a record date for a dividend, a dollar amount will be paid to the Participant at the dividend payment date equal to the amount of dividends paid on one share; provided, however, that the Committee on Compensation and Governance may require any extraordinary dividend to be deemed reinvested in additional Deferred Shares or Premium Shares (as the case may

Exhibit 99.1 (continued)

be) at the Fair Market Value of shares at the dividend payment date. Deferred Shares and Premium Shares may not be transferred or disposed of by a Participant.

All Premium Shares are forfeitable until such time as they have vested. In the event the Committee on Compensation and Governance elects to require an extraordinary dividend to be deemed reinvested in additional Deferred Shares or Premium Shares under the 2004 PIP, such Deferred Shares and Premium Shares so acquired through dividend reinvestment on unvested Deferred Shares and unvested Premium Shares ("Original Shares") will vest at the times and in proportion to the vesting of the Original Shares. Deferred Shares and Premium Shares acquired through dividend reinvestment on vested Deferred Shares and vested Premium Shares will be immediately vested. Deferred Shares acquired by application of salary reduction or by application of annual incentive payments are fully vested (i.e., non-forfeitable) at all times.

Except as described above with respect to extraordinary dividends deemed to be reinvested in additional Premium Shares, Premium Shares vest in equal installments on each of the first three anniversaries of the date on which they are awarded, or earlier upon the occurrence of a Change in Control or termination of employment due to death, total and permanent disability, or qualified retirement in accordance with the terms of the 2004 PIP. In the event a Participant's employment with the Company or its subsidiaries terminates for any reason, any unvested Deferred Shares and unvested Premium Shares shall be immediately forfeited. In addition, in the event a Participant sells or otherwise disposes of other purchased shares in respect of which Premium Shares were awarded, all of the Participant's unvested Premium Shares shall be immediately forfeited. A Participant shall not be treated as having sold or otherwise disposed of purchased shares in respect of which Premium Shares were awarded unless he or she has sold or disposed of shares in excess of the number of his or her shares in respect of which no Premium Shares were awarded.

Each vested Deferred Share and each vested Premium Share will be settled by delivery of one share of Stock. Such settlement shall occur within ten days after a Participant's termination of employment (or, in the case of a Participant who retires, such later date as may have been elected by a Participant under procedures approved by the Program administrator); provided, however, that settlement shall be accelerated to the date immediately prior to a Change in Control (subject to any deferral of settlement as may have been elected by a Participant under procedures approved by the Program administrator).

Deferred Shares will be appropriately adjusted by the Board in the event of stock splits, stock dividends and other extraordinary, special, and non-recurring dividends, and other extraordinary corporate events. Premium shares will be appropriately adjusted by the Committee on Compensation and Governance in the event of a change in capitalization of the Company in accordance with the terms of the 2004 PIP.

Right to Put Shares to the Company. A Participant under the Program has the right, in the event of a Change in Control by action of the UAW or the Supplemental Trust, to "put" to the Company any shares of Stock acquired by the Participant on and after the date such Participant becomes subject to the Program (other than Premium Shares) and owned under the Program immediately prior to the Change in Control, on the following terms and conditions (the "Put Right"). The Put Right represents a right of the Participant to sell, and an obligation of the Company to buy, each share of Stock (other than a Premium Share) acquired under the Program, exercisable by the Participant during a period of 30 days following such Change in Control (as defined above). The purchase price ("strike price") payable by the Company to the Participant for each share to be sold to the Company upon a Participant's exercise of the Put Right shall equal the amount paid per share by the Participant; provided, however, that if the Participant exercises the Put Right as to all shares purchased with a loan from the Company under the Program, the purchase price for such shares shall be deemed to be the greater of the aggregate purchase price of such shares or the unpaid balance (principal plus accrued interest) on the loan, and such purchase price shall be applied to the repayment in full of such unpaid loan balance (with any remaining amount paid to the Participant together with interest thereon as specified in their promissory note).

Exhibit 99.1 (continued)

The Participant may exercise the Put Right as to all or less than all of the shares subject to the Put Right, and shall identify such shares in a manner sufficient to identify the original purchase price of the shares as to which the Put Right is exercised.

Notwithstanding the Company's power to terminate or amend the Program, the Company may not terminate or amend the Put Right following a Change in Control in a manner adverse to a Participant without his or her written consent.

MARKET PRICE RANGE

For the three years ending December 31, 2003, the high and low sales price for the Company's Stock for the periods indicated was as follows:

	Stock Price	
	High	**Low**
Year Ending		
December 31, 2003	$ 48.71	$ 20.52
December 31, 2002	$ 47.38	$ 14.77
December 31, 2001	$ 41.20	$ 21.78

Prior to investing in the Stock, Participants are encouraged to obtain current information concerning the price of the Stock.

RISK FACTORS

This prospectus and the information incorporated by reference in this prospectus may include forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties. You should not place undue reliance on those statements because they are subject to numerous uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Such forward-looking statements only speak as of the date of this prospectus and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. Forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions. These statements are based on assumptions that we have made in light of our experience in the industry as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this prospectus, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. Some of these factors include:

- The markets in which we compete are subject to considerable cyclicality.

- We operate in the highly competitive North American truck market.

- Our business may be adversely impacted by work stoppages and other labor relations matters.

- The loss of business from Ford Motor Company, or "Ford," our largest customer, could have a negative impact on our business, financial condition and results of operations.

- The costs associated with complying with environmental and safety regulations could lower our margins.

Exhibit 99.1 (continued)

- Our liquidity position may be adversely affected by a continued downturn in our industry.

- Our business could be negatively impacted in the event Navistar Financial Corporation, our financing subsidiary, is unable to access sufficient capital to engage in its financing activities.

- We have significant underfunded postretirement obligations.

- Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to a supply shortage.

- Our ability to use net operating loss carryovers to reduce future tax payments if there is a change in ownership of the Company.

- We are exposed to political, economic and other risks that arise from operating a multinational business.

- Our substantial debt could require us to use a significant portion of our cash flow to satisfy our debt obligations and may limit our operating flexibility.

Other factors and assumptions not identified above are also relevant to the forward-looking statements, and if they prove incorrect, could also cause actual results to differ materially from those projected. For a further and more detailed description of these factors, please refer to Exhibit 99.1 to our Form 10-K. Participant should carefully consider all of these factors before making an investment in the stock offered under the Program.

In addition, the market price of our Common Stock may fluctuate from time to time. For this reason, the value of the Stock you may hold may decrease or increase in value depending upon the market price of our Common Stock.

FEDERAL INCOME TAX CONSEQUENCES

Shares purchased in the open market or from the Company with personal funds or the proceeds of a loan, which are held in the form of actual shares, will represent share ownership by the Participant, so that gains or losses realized upon the ultimate disposition of such shares will be capital gains or losses to the Participant. Deferred Shares and Premium Shares will be rights acquired on a pre-tax basis, so that their settlement by issuance and delivery of shares will result in ordinary income to the Participant equal to the then-fair market value of the shares delivered. Employment taxes (Social Security and Medicare) will be due and payable when Deferred Shares and Premium Shares vest, even though income tax liability will be deferred until shares are delivered. Interest on a Company loan will be treated as "investment interest" and will be deductible by a Participant when paid, subject to the limitations applicable to "investment interest." Interest on a note that deferred the payment of interest until the end of the term of the note should be deductible each year during the term of the note. The note is treated as having been issued at a discount, and the interest is deductible as original issue discount ("OID"). The amount of the deduction in each year is computed under a constant rate method. Deloitte & Touche LLP has rendered an opinion that the exercise of a Put Right will not result in a Participant's recognition of income, gain or loss to the extent the amount paid by the Company equals the amount paid per share by the Participant.

The foregoing is a general summary of certain Federal income tax consequences. Participants are urged to consult their personal tax advisors regarding the tax consequences of their participation in the Program.

OTHER INFORMATION

Administrator. The Program is administered by the Company's Vice President, Corporate Human Resources and Administration.

Exhibit 99.1 (continued)

<u>Program Not Otherwise Tax-Qualified or Subject to ERISA.</u> The Program is not qualified under Code Section 401(a) and is intended to qualify for the "top hat" exemption from the requirements of the Employee Retirement Income Security Act of 1974, as amended.

<u>Registration: Additional Information</u>. On June 16, 1997, the Company filed a registration statement on Form S-8 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") registering under the Securities Act of 1933, as amended (the "Securities Act"), the offer and sale of up to 650,000 shares in connection with the Program.

Certain documents filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), before the Company filed the Registration Statement, including the Company's then-most recent Annual Report on Form 10-K, as well as periodic reports, current reports, and proxy statements filed after the date of such Registration Statement, are incorporated by reference into the Registration Statement. These documents are also incorporated by reference into this memorandum and form part of the prospectus for the Program under the Registration Statement.

The Company may from time to time update this prospectus to reflect material changes relating to the Program. Such updated information, which will be delivered to Officers and Senior Managers subject to the Program, should be read in conjunction with this prospectus and the other documents that form part of the prospectus for the Program, except to the extent that statements in this prospectus and the other documents have been modified or superseded by statements in a subsequent prospectus or other document forming part of the prospectus for the Program.

The Company will provide without charge to each person subject to the Program, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference herein (except that exhibits to such documents will not be provided without charge unless such exhibits are specifically incorporated by reference into such documents), a copy of any or all other documents constituting part of the prospectus for the Program previously delivered to such person, and a copy of any or all other documents required to be delivered to such persons by SEC rules. Such requests, and requests for additional information about the Program and its administrator, should be directed to:

> Navistar International Corporation
> 4201 Winfield Road
> Warrenville, Illinois 60555
> (630) 753-2149

The Company will deliver to each person to whom offers and sales are made under the Program, who otherwise does not receive such material, copies of all future reports, proxy statements, and other communications distributed to its shareowners, generally no later than the time such material is sent to shareowners.